

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 7, 2013

<u>Via E-mail</u>
Mr. Thomas G. Jennewein
Chief Financial Officer
CleanTech Biofuels, Inc.
7386 Pershing Ave.
University City, Missouri 63130

  RE: CleanTech Biofuels, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed March 26, 2013
     File No. 333-145939

Dear Mr. Jennewein:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien for

            John Cash
            Accounting Branch Chief